GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778[redacted]
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

02049570

Our Ref : GCSS-EL/1867/02/LTR

13 August 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED AUG 16 2002 WASH. D.C. 180 SECTION

BY COURIER

Dear Sirs

SUPPL

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 8 August 2002 with enclosures (Millennium & Copthorne Hotels plc / CDL Hotels New Zealand Limited / CDL Investments New Zealand Limited / Kingsgate International Corporation Limited – Half Year Results); and

(ii) Report of Examination dated 31 December 2002 (Grand Plaza Hotels Corporation – Report of Examination – 30 June 2002 and 2001 and 31 December 2001).

Regards,

Yours faithfully,

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877 Fax: (65) 6225 4959 / Writers' DDI : 68778278
http://www.cdl.com.sg

Grand Plaza Hotel Corporation

Report of Examination

June 30, 2002 and 2001
December 31, 2001

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of June 30, 2002 and 2001 and December 31, 2001, and the related statements of income and retained earnings for the six months ended June 30, 2002 and 2001, for the second quarters ended June 30, 2002 and 2001, and for the year ended December 31, 2001, changes in equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Philippine generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of June 30, 2002 and 2001 and December 31, 2001, and the results of its operations, its changes in equity and its cash flows for the periods then ended in conformity with Philippine generally accepted accounting principles.

FERNANDEZ, SANTOS & LOPEZ
TIN 049-000-662-624

By: ELISEO A. FERNANDEZ
CPA Certificate No. 7207
PTR No. 7794702
January 30, 2001
City of Makati

City of Makati
Philippines
July 31, 2002

Grand Plaza Hotel Corporation
Balance Sheets
June 30, 2002 and 2001 and December 31, 2001

	June 30 2002	June 30 2001	December 31 2001
Assets			
Current assets			
Cash and investments in short-term notes [Notes 2 and 3]	P 421,423,715	P 923,517,218	P 369,933,206
Receivables			
Trade—net of allowance for doubtful accounts of P952,457 in June 2002, P5,776,892 in June 2001 and P1,011,271 in December 2001 [Note 2]	158,332,158	133,017,115	138,357,996
Accrued interest	8,585,172	7,874,621	8,432,177
Advances to officers and employees	37,416	13,925	8,973
Advances to suppliers and contractors	1,050,548	206,209	117,300
Advances to related company [Note 10]	—	1,368,946	—
Other receivable	3,289,998	4,651,866	5,361,938
Inventories [Notes 2 and 4]	10,642,671	13,347,239	11,412,514
Deferred income tax [Notes 2 and 5]	261,161	1,357,202	152,157
Prepayments	6,563,838	4,531,282	844,835
Other current assets	8,215,350	7,137,104	7,848,282
Total current assets	618,402,027	1,097,022,727	542,469,378
Investment in stock of associated company and other advances [Notes 2 and 6]	101,042,493	93,596,277	97,312,486
Loan receivable [Note 7]	15,500,000	15,500,000	15,500,000
Deposit on lease contract [Note 10]	58,000,000	58,000,000	58,000,000
Property and equipment—net [Notes 2 and 8]	893,255,169	937,904,433	916,594,469
Other assets [Notes 2 and 9]	7,203,078	7,203,078	7,203,078
	P 1,693,402,767	P 2,209,226,515	P 1,637,079,411
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable and accrued expenses	P 102,837,505	P 98,091,528	P 96,455,215
Due to immediate holding company [Note 10]	11,180,145	11,801,656	11,461,296
Due to related company [Note 10]	6,949,264	252,287	1,502,578
Dividends payable [Note 14]	—	—	17,388,241
Income tax payable	11,581,048	25,751,260	9,314,483
Refundable deposits	20,711,004	19,090,742	21,884,696
Rental payable [Notes 2 and 10]	33,165,000	27,135,000	30,150,000
Other current liabilities	138,821,602	126,537,959	134,654,295
Total current liabilities	325,245,568	308,660,432	322,810,804
Reserves	12,494,418	9,199,733	9,977,771
Stockholders' equity			
Capital stock—P10 par value [Note 12] Authorized—127,000,000 shares in June 2002 and December 2001, and 150,000,000 shares in June 2001 Issued—99,318,270 shares in June 2002 and December 2001, and 122,318,270 shares in June 2001	993,182,699	1,223,182,699	993,182,699
Capital in excess of par value	16,671,838	20,532,618	16,671,838
Retained earnings [Note 14]	963,852,014	1,214,091,703	912,480,069
	1,973,706,551	2,457,807,020	1,922,334,606
Treasury stock [Note 13]	618,043,770	566,440,670	618,043,770
Net stockholders' equity	1,355,662,781	1,891,366,350	1,304,290,836
	P 1,693,402,767	P 2,209,226,515	P 1,637,079,411

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Income and Retained Earnings
For The Six Months Ended June 30, 2002 and 2001
and For The Year Ended December 31, 2001

	June 30 2002	June 30 2001	December 31 2001
Revenues			
Rooms	P 124,204,676	P 141,939,706	P 262,289,403
Food and beverage	119,796,446	132,711,961	253,908,743
Other operated departments	7,099,578	12,087,067	20,657,655
Others	36,302,972	35,635,018	71,042,999
	287,403,672	322,373,752	607,898,800
Cost of sales			
Food and beverage	33,515,722	39,432,915	75,679,222
Other operated departments	3,701,026	3,495,181	6,757,814
	37,216,748	42,928,096	82,437,036
Gross profit	250,186,924	279,445,656	525,461,764
Operating expenses [Note 15]	177,874,685	161,636,084	347,869,429
Net operating income	72,312,239	117,809,572	177,592,335
Non-operating income (expenses)			
Interest income	9,519,228	27,220,927	43,226,791
Equity in net loss of associated company	(806,385)	(339,904)	(930,609)
Dividend income	11,160	36,765	121,785
Realized forex gain (loss)	24,777	(38,807)	(5,517,091)
Unrealized forex (loss) gain [Note 11]	(5,004,102)	29,355,823	26,921,081
	3,744,678	56,234,804	63,821,957
Net income before tax	76,056,917	174,044,376	241,414,292
Provision for income tax [Notes 2 and 5]			
Current	24,793,976	41,323,156	59,917,099
Deferred	(109,004)	(5,238)	1,199,808
	24,684,972	41,317,918	61,116,907
Net income	51,371,945	132,726,458	180,297,385
Retained earnings [Note 14]			
Unrestricted—beginning	71,459,834	323,183,545	323,183,545
Restrictions during the period	5,004,102	(32,821,818)	(414,632,855)
Dividends declared	—	—	(17,388,241)
Unrestricted—end	127,835,881	423,088,185	71,459,834
Restricted	836,016,133	791,003,518	841,020,235
Retained earnings, end	P 963,852,014	P 1,214,091,703	P 912,480,069
Earnings per share [Note 2]	P 0.59	P 1.34	P 2.07
Diluted earnings per share [Note 2]	P 0.59	P 1.34	P 2.07

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Changes in Equity
For the Six Months Ended June 30, 2002 and 2001 and
For The Year Ended December 31, 2001
(In Philippine Pesos)

	Capital Stock	Capital in excess of par value	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2001	1,223,182,699	20,532,618	1,081,365,245	(566,440,670)	1,758,639,892
Net income for the six months ended June 30, 2001			132,726,458		132,726,458
Balance at June 30, 2001	1,223,182,699	20,532,618	1,214,091,703	(566,440,670)	1,891,366,350
Net income for the six months ended December 31, 2001			47,570,926		47,570,926
Dividends			(17,388,241)		(17,388,241)
Retirement of shares	(230,000,000)	(3,860,780)	(331,794,319)	565,655,099	-
Buyback of shares				(617,258,199)	(617,258,199)
Balance at December 31, 2001	993,182,699	16,671,838	912,480,069	(618,043,770)	1,304,290,836
Net income for the six months ended June 30, 2002			51,371,945		51,371,945
Balance at June 30, 2002	**993,182,699**	**16,671,838**	**963,852,014**	**(618,043,770)**	**1,355,662,781**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Six Months Ended June 30, 2001 and 2000
and For The Year Ended December 31, 2001

	June 30 2002	June 30 2001	December 31 2001
Cash flows from operating activities			
Net income	P 51,371,945	P 132,726,458	P 180,297,385
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	24,218,624	25,199,786	50,107,620
Equity in net loss of associated company	806,385	339,904	930,609
Provision for bad debts	952,457	5,776,892	1,011,271
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	(20,926,619)	10,525,037	9,949,776
Accrued interest receivable	(152,995)	2,958,063	2,400,507
Advances to officers and employees	(28,443)	141,794	146,746
Advances to suppliers and contractors	(933,248)	2,152,436	2,241,345
Other receivables	2,071,940	(1,227,242)	(1,937,314)
Inventories	769,843	2,423,805	4,358,530
Deferred income tax	(109,004)	(5,238)	1,199,807
Prepayments	(5,719,003)	(3,366,914)	319,533
Other current assets	(367,068)	(1,264,412)	(1,975,590)
Increase (decrease) in			
Accounts payable and accrued expenses	6,382,290	(29,725,687)	(31,362,000)
Income tax payable	2,266,565	2,809,270	(13,627,507)
Refundable deposits	(1,173,692)	(3,426,382)	(632,428)
Rental payable	3,015,000	3,015,000	6,030,000
Other current liabilities	4,167,307	2,447,493	10,563,829
Reserves	2,516,647	336,272	1,114,310
Net cash provided by operating activities	69,128,931	151,836,335	221,136,429
Cash flows from investing activities			
Acquisition of property and equipment—net	(879,324)	(5,502,331)	(9,100,201)
Payments relating to other assets	—	(1,003)	(1,003)
Net cash used in investing activities	(879,324)	(5,503,334)	(9,101,204)
Cash flows from financing activities			
Advances to associated company	(4,536,392)	(4,520,234)	(573,987)
Due to immediate holding company	(281,151)	(233,627)	(8,827,147)
Due to intermediate holding company	—	(7,999,503)	(7,614,423)
Due to related company	5,446,686	(10,742,234)	(8,508,078)
Payment of dividends	(17,388,241)	—	—
Buyback of shares	—	—	(617,258,199)
Net cash used in financing activities	(16,759,098)	(23,495,598)	(642,781,834)
Net increase (decrease) in cash and investments in short-term notes	51,490,509	122,837,403	(430,746,609)
Cash and investments in short-term notes, beginning	369,933,206	800,679,815	800,679,815
Cash and investments in short-term notes, end	P 421,423,715	P 923,517,218	P 369,933,206

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Income and Expenses
For The Second Quarters Ended June 30, 2002 and 2001

	2002	2001
Revenues		
Rooms	P 63,295,094	P 70,580,383
Food and beverage	58,114,491	60,712,839
Other operated departments	3,254,157	6,053,602
Other	18,902,561	17,341,411
	143,566,303	154,688,235
Cost of sales		
Food and beverage	16,263,381	17,563,567
Other operated departments	1,607,546	1,862,258
	17,870,927	19,425,825
Gross profit	125,695,376	135,262,410
Operating expenses [Note 15]	91,047,726	59,709,254
Net operating income	34,647,650	75,553,156
Non-operating income (expenses)		
Interest income	4,401,361	12,528,573
Equity in net loss of associated company	(476,788)	(58,124)
Dividend income	350	25,606
Realized forex gain (loss)	24,836	(89,369)
Unrealized forex (loss) gain [Note 11]	(5,004,102)	29,355,822
	(1,054,343)	41,762,508
Net income before tax	33,593,307	117,315,664
Provision for income tax	13,626,132	27,660,711
Net income	**P 19,967,175**	**P 89,654,953**
Earnings per share [Note 2]	**P 0.23**	**P 0.90**
Diluted earnings per share [Note 2]	**P 0.23**	**P 0.90**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Second Quarters Ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	P 19,967,175	P 89,654,953
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	12,098,596	12,615,132
Equity in net loss of associated company	476,788	58,124
Provision for bad debts	952,457	5,776,892
Changes in operating assets and liabilities		
(Increase) decrease in		
Accounts receivable—trade	(18,985,524)	2,274,813
Accrued interest receivable	(85,158)	613,208
Advances to officers and employees	325,290	54,766
Advances to suppliers and contractors	(793,189)	469,061
Other receivables	(726,433)	(1,009,261)
Inventories	477,904	984,917
Deferred income tax	1,734,138	1,605,068
Prepayments	(691,036)	(2,209,143)
Other current assets	582,824	(684,204)
Increase (decrease) in		
Accounts payable and accrued expenses	3,428,880	(41,495,403)
Income tax payable	619,290	12,401,227
Refundable deposits	1,701,476	(1,518,938)
Rental payable	1,507,500	1,507,500
Other current liabilities	(12,947,722)	(12,991,411)
Reserves	991,740	1,741,934
Net cash provided by operating activities	10,634,996	69,849,235
Cash flows from investing activities		
Acquisition of property and equipment—net	(40,000)	(1,314,064)
Cash flows from financing activities		
Advances from immediate holding company	(41,324)	(30,000)
Advances from associated company	(2,242,973)	(6,013,894)
Due to related company	1,216,071	—
Dividends paid	(84,260)	—
Net cash used in financing activities	(1,152,486)	(6,043,894)
Net increase in cash and investments in short-term notes	9,442,510	62,491,277
Cash and investments in short-term notes, beginning	411,981,205	861,025,941
Cash and investments in short-term notes, end	P 421,423,715	P 923,517,218

See accompanying Notes to Financial Statements.

1. Organization

Grand Plaza Hotel Corporation (the "Company") was registered with the Securities and Exchange Commission on August 9, 1989 with principal office in Pasay City, Metro Manila, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel that offers 467 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of June 30, 2002 and 2001 and December 31, 2001, the Company had 683 (492 permanent and 191 casuals), 789 (549 permanent and 240 casuals) and 797 (527 permanent and 270 casuals) employees, respectively.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in conformity with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Investments in short-term notes

Investments in short-term notes are stated at cost.

Accounts receivable—trade

Accounts receivable—trade is stated net of allowance for possible uncollectible accounts.

Inventories

Inventories are stated at cost under the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing

at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

2. Summary of significant accounting policies (continuation)

Leases

The Company accounts for its leases under the operating lease method.

Income taxes

The Company uses the liability method of accounting for income taxes as required by *Accounting Standards Council (ASC) Statement of Financial Accounting Standards (SFAS) No. 23, Accounting for Income Taxes*. Under ASC SFAS No. 23, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share/diluted earnings per share

Earnings per share/diluted earnings per share are based on the outstanding common shares of 99,318,270 in June 2002 and December 2001 and 122,318,270 in June 2001, net of treasury shares of 12,377,065 in June 2002 and December 2001 and 23,031,901 in June 2001.

3. Investments in short-term notes

These consist of fixed short-term deposits with various local and foreign banks.

4. Inventories

Inventories consist of:

	June 30 2002	June 30 2001	December 31 2001
Food	P 2,622,622	P 3,250,137	P 2,908,555
Beverage and tobacco	1,507,152	1,183,894	1,413,047
Operating supplies	2,653,691	3,503,247	2,421,682
General supplies	1,827,005	2,427,378	1,710,197
Engineering supplies	1,201,407	1,712,089	1,714,182
Others	830,794	1,270,494	1,244,851
	P 10,642,671	P 13,347,239	P 11,412,514

5. Deferred income tax

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate.

6. Investment in stock of associated company and other advances

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

	June 30 2002	June 30 2001	December 31 2001
Acquisition cost	P 48,200,000	P 48,200,000	P 48,200,000
Equity in net income (loss)			
Beginning of period	(282,722)	647,887	647,887
Equity in net loss during the period	(806,385)	(339,904)	(930,609)
End of period	(1,089,107)	307,983	(282,722)
	47,110,893	48,507,983	47,917,278
Advances	53,931,600	45,088,294	49,395,208
	P 101,042,493	**P 93,596,277**	**P 97,312,486**

7. Loan receivable

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock of HLC and is payable after 25 years in the year 2015 with interest at 5% per annum.

8. Property and equipment

These consist of the following:

	June 30 2002	June 30 2001	December 31 2001
Building and building equipment	P 954,721,486	P 951,826,457	P 954,145,952
Furniture, fixtures and equipment	297,558,680	296,047,778	297,254,890
Transportation equipment	3,735,769	3,735,769	3,735,769
Leasehold improvements	385,157	385,157	385,157
Total cost	1,256,401,092	1,251,995,161	1,255,521,768
Less accumulated depreciation	396,797,393	347,742,198	372,578,769
Net	859,603,699	904,252,963	882,942,999
Operating equipment	33,651,470	33,651,470	33,651,470
	P 893,255,169	**P 937,904,433**	**P 916,594,469**

Depreciation expense amounted to P24,218,624, P25,199,786 and P50,107,620 for the six months ended June 30, 2002 and 2001 and for the year ended December 31, 2001, respectively.

9. Other assets

Other assets consist of the following:

		June 30 2002		June 30 2001		December 31 2001
Miscellaneous investments and deposits	P	5,121,291	P	5,121,291	P	5,121,291
Others		2,081,787		2,081,787		2,081,787
	P	7,203,078	P	7,203,078	P	7,203,078

10. Related party transactions

The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company", "Advances to related company" and "Due to immediate holding company" in the accompanying balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P58.0 million to answer for any and all unpaid obligations that the Company may have under said contract. Accrual of the 10% annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the townhouse unit for P5.91 million and P0.12 million, respectively, are included under "General and administrative expenses" and "Rental payable".

The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P76 million in June 30, 2002, P51 million in June 30, 2001 and P64 million in December 30, 2001.

11. Unrealized foreign exchange (loss) gain

Unrealized foreign exchange (loss) gain was a result of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange (loss) gain have not been recognized in view of the extreme fluctuation in the exchange rate.

12. Retirement of shares

In a meeting held on April 26, 2001, the Board of Directors approved the retirement of 23,000,000 treasury shares thereby reducing its authorized capital stock from P1,500,000,000 divided into 150,000,000 shares with a par value of P10 per share to P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share. This was ratified by the Stockholders at a special meeting on June 18, 2001. Said reduction was approved by the Securities and Exchange Commission (SEC) on July 25, 2001.

In a meeting held on May 3, 2002, the Board of Directors approved the retirement of 12,000,000 treasury shares thereby reducing further its authorized capital stock from P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share to P1,150,000,000 divided into 115,000,000 shares with a par value of P10 per share. This was ratified by the Stockholders at a special meeting on July 1, 2002 and was approved by the SEC on July 24, 2002.

13. Treasury stock

The Board of Directors in its meeting on April 26, 2001 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2001. The buy back offer is to purchase one share out of every eight (8) shares held by each shareholder as of record date.

As discussed in Note 12, 23,000,000 shares reacquired as treasury shares in 2000, 1998 and 1997 were retired in 2001.

As at June 30, 2002, 12,377,065 shares were held in treasury after retirement of 23,000,000 shares and buyback of 12,345,164 shares in 2001.

The Board of Directors in its meeting on May 3, 2002 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2002. The buy back offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date. As discussed in Note 12, 12,000,000 treasury shares were proposed to be retired in 2002.

14. Retained earnings

The Board of Directors in its meeting on December 21, 2001 approved the declaration of cash dividends in the total amount of P17,388,241 to be distributed among stockholders of record as of January 7, 2002, pro-rata to their respective shareholdings and paid on January 31, 2002.

15. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. It, however, started accruing estimated retirement cost in 1998 based on a retirement plan mandated by Philippine law computed on the basis of years of service and final monthly salary for every year of credited service.

Provision for retirement amounted to P399,452, P374,323, and P770,006 for the six months ended June 30, 2002 and 2001 and for the year ended December 31, 2001, respectively. As at June 30, 2002 and 2001 and December 31, 2001, accrued retirement totaled P5,394,079, P4,598,944, and P4,994,627, respectively.

16. Tax Code changes

On December 11, 1997, the Tax Reform Act of 1997 or Republic Act No. 8424 was passed into a law and became effective January 1, 1998. The significant revisions to the rules of taxation are as follows:

a. Change in the corporate income tax rate from 35% in 1997 to 34% in 1998, 33% in 1999 and 32% in 2000 and onwards;

b. Imposition of a minimum corporate income tax (MCIT) of 2% of gross income, as defined;

c. Imposition on the employer of a final tax on the grossed up monetary value of fringe benefits granted to employees (except rank and file) at the following rates: 34% in 1998, 33% in 1999 and 32% in 2000 onwards;

d. Reduction of the interest expense allowed as deductible expense by an amount equivalent to a certain percentage of the interest income subjected to final tax as follows: 41% starting January 1, 1998, 39% starting January 1, 1999 and 38% starting January 1, 2000 and onwards;

e. Introduction of a three-year net operating loss carry over; and

f. Imposition of a 10% tax on improperly accumulated earnings.

CITY DEVELOPMENTS LIMITED

Announcement of Half Year Results of Subsidiary Companies

8 August 2002

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2002 issued by the following companies on 8 August 2002 for your information:

1. Millennium & Copthorne Hotels plc
2. CDL Hotels New Zealand Limited ("CHNZ");
3. CDL Investments New Zealand Limited ("CINZ")
4. Kingsgate International Corporation Limited ("KIC") and
5. Grand Plaza Hotel Corporation.

M&C Interim Result

CDLH Half Year Results 20 CDLH Page 9 Half Year 20 CDLH Half Year Chairmans Review

CDLI Half Year Results 20 CDLI Half Year Chairmans Review

KIC Half Year Results 200 KIC page 9 Half Year 20 KIC Chairmans Review half year 2

Gphc.pdf

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 08/08/02 to the SGX

8 August 2002

MILLENNIUM & COPTHORNE HOTELS PLC
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

Millennium & Copthorne Hotels plc today announces results for the six months ended 30 June 2002. The Group owns and/or operates 91 hotels located in Europe, The Middle-East, North Africa, United States, Asia and Australasia.

Group results and highlights

- Group turnover of £283.8m (2001: £313.5m)
- Group pre-tax profit of £25.6m (2001: £46.2m)
- Maintained interim dividend of 4.2p per share (2001: 4.2p)
- Effective response to market conditions
  - Maintaining and increasing market share by driving sales at local level
  - Ongoing cost saving initiatives
  - Targeted investment to maintain quality portfolio of high quality assets in key locations
- Acquisition of remaining minority interests in Republic Hotels & Resorts (RHR) for £37m
  - RHR to become a wholly-owned subsidiary
  - Enables flexible and efficient resource management

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"Our performance in the first half, particularly when compared to pre tax profits of £8m in the six months ended 31 December 2001, reflects the benefits of a prompt and effective response to the prevailing market conditions. We are focussed on driving sales at a local level thereby maintaining and increasing market share, while continuing to keep a tight control on costs.

"Although the worldwide trading environment remains challenging, we are encouraged by the trading of the Group in the first half of year. We have begun the second half in line with our expectations and remain confident that the Group's performance in 2002 will be ahead of last year. The location and quality of our key assets and our ability to optimise RevPAR and operating margins leaves us well positioned once conditions improve."

Enquiries to:

John Wilson, Chief Executive Millennium & Copthorne Hotels plc	020 7404 5959 (8 August 2002)
David Thomas, Finance Director Millennium & Copthorne Hotels plc	020 7404 5959 (8 August 2002)
Nick Claydon/Kate Miller Brunswick Group Limited	020 7404 5959

A copy of the press release and analyst presentation will be available on http://www.millenniumhotels.com/ from 9.15am on Thursday 8 August 2002. An audio webcast of the results presentation to analysts and investors will be available later this morning on www.millenniumhotels.com and www.cantos.com

OVERVIEW

The global hotel industry anticipated a very slow recovery following the events of 11 September 2001 and our profit before tax for the second half of 2001 was only £8m. In fact, our Group's recovery began early in 2002 and although the wider business climate remains uncertain. our performance in the period has been better than we expected at the end of last year.

At our preliminary results announcement in March and our Annual General Meeting (AGM) in May we noted signs of improvement in the markets in which we operate. In the subsequent period our Group RevPAR has stabilised despite the turmoil in the world-wide financial markets and resultant reduction in corporate confidence.

We consider that the Group's performance demonstrates an effective response to the prevailing market conditions. We have driven sales at a local level, thereby maintaining and increasing market share, in addition to monitoring our cost saving initiatives.

Profit before tax was £25.6m (2001: £46.2m) and earnings per share was 4.6p (2001: 10.3p – restated for the introduction of Financial Reporting Standard 19 – Deferred Tax). The interim dividend is maintained at 4.2p (2001: 4.2p), reflecting our confidence both in our continuing ability to manage our hotels effectively and in the high quality of hotel portfolio.

REVIEW OF OPERATIONS

Group performance

The Group turnover was £283.8m (2001: £313.5m). Occupancy for the Group was 66.3% (2001: 66.9%) and the average room rate was £67.26 (2001: £74.53) resulting in a RevPAR of £44.59 (2001: £49.86).

In order to assist the understanding of our key operating statistics we are presenting "like for like" comparatives in constant currency. To achieve this we have excluded from the prior year comparatives the Millenium Hilton New York, the properties we sold in the United States last year and the sale of residential units in Sydney. We have included in the prior year the Millennium Hotel Stuttgart, which was consolidated only from 1 October 2001. In 2002 we have excluded the sale of residential units in Sydney.

On this like for like (LFL) basis, with constant rates of exchange, occupancy was 66.3% (2001: 66.9%) and the average room rate was 6% down at £67.26 (2001: £71.22) resulting in a RevPAR of £44.59 (2001: £47.65).

Group operating profit was £44.2m (2001: £69.3m). The reduced operating profit mainly reflects the impact of reduced turnover arising primarily from a reduction in average room rate coupled with high operational gearing. In addition, we have had increased insurance premiums of approximately £3.5m and depreciation of £1.8m. The Millennium Hotel Stuttgart has a relatively high level of fixed costs as the hotel and food and beverage outlets are leased. The impact of this high operational gearing in the current trading environment resulted in net losses from the hotel before interest of £1.6m.

In line with previous years the results of our joint venture and associate hotels are not included in the Group operating statistics.

New York

In New York we have benefited from our policy of driving increased volumes, through tactical marketing, with occupancy of 82.6% (2001: 75.9%; LFL 73.2%). However, the increase in leisure business and the reduced rates for the independent business traveller have resulted in a reduction in average rate to £120.63 (2001: £150.54; LFL £144.40). The resultant RevPAR achieved was £99.64 (2001: £114.26; LFL £105.70).

We have been encouraged by improved corporate booking patterns, in the latter part of the half. We have now intensified our sales efforts to target the conference and meetings market, particularly at the Millennium Hotel New York Broadway, which has extensive conference and event facilities.

The Millenium Hilton has remained closed throughout the period. As we reported at the AGM, the claim resolution is continuing and we have made significant progress in resolving matters with the insurers. The repairs to the building have commenced and we anticipate that the hotel will reopen by the middle of 2003.

As at 30 June 2002 we had received US$19m of interim payments in respect of our insurance claims for the asset damage and business interruption on the Millenium Hilton. These receipts have been utilised to make payments in respect of employment expenses, variable and fixed costs for the hotel and to commence the preparation for reopening. We have recognised business interruption insurance (net of depreciation and other expenses) of US$4.5m in the period to 30 June 2002. This is accounted for as a credit to fixed charges in our New York region.

Regional US

The Regional US market has been very difficult, especially for conventions business, and has been severely affected by the reduced volume of domestic air travel. Occupancy of 51.6% was 4.6 percentage points down on last year (2001: LFL 5.2 percentage points down). The average rate was £74.07 (2001: £73.99; LFL £75.65) with a resultant RevPAR of £38.22 (2001: £41.58; LFL £42.97).

We have 14 hotels (excluding associate and management contract hotels) and 4,850 rooms in this marketplace. The Millennium hotels in St Louis and Los Angeles account for 1,463 of these rooms and these two hotels have experienced an aggregate RevPAR reduction in first-half of 21% compared to the period 30 June 2001. Although in the last eight weeks of the half we have experienced some signs of an improving trading environment in those cities, a recovery is very dependent on the resurgence of the large-scale convention business that is a key business segment for these hotels. The Millennium Hotel Cincinnati (872 rooms), which also relies on conference business, has improved yield significantly over the previous period; however, the RevPAR performance in 2001 was affected by serious civil disturbances in the city.

London

The London market continues to be demanding, primarily due to the reduced levels of inbound business particularly from the United States. For the period as a whole we had a RevPAR decline of 11% compared to last year. However, this included our trading in June which, in common with other operators, was poor and particularly slow in the Golden Jubilee week.

Occupancy for the first half at 81.8% (2001: 80.6%) has been achieved by targeting the leisure customer and represents a good platform from which to achieve RevPAR improvements in the second half of the year. However, we recognise that there has been sustained pressure on room rate with our rate being 13% down. In a climate of widespread price-cutting, our policy is one of targeted price reductions rather than wholesale cuts. We have introduced local, tactical offers and the use of specific channels, for example online booking, where we can exercise more control over the levels of discounting and the resulting quality of the mix. As the customer mix returns to its more traditional composition we expect to see an improvement in average rate.

We have continued to maintain the high standard of our London hotels with two floors of bedrooms being refurbished at The Copthorne Tara Hotel London Kensington as well as upgrading essential facilities at The Millennium Gloucester Hotel London Kensington.

Rest of Europe

The performance of our hotels in this region has been mixed. Occupancy was 67.7% (2001: 71.6%; LFL 71.4%) with an average room rate of £70.06 (2001: £75.62; LFL £72.74) and RevPAR of £47.43 (2001: £54.14; LFL £51.94). In June 2002 the trading in this region was adversely affected by the Golden Jubilee week in the UK. On a like for like basis, there was an overall RevPAR reduction of 9% in the first half, which can be compared to the reduction of 6% in the period to 7 May 2002 that we reported at the AGM.

Our two hotels close to Gatwick Airport experienced significant RevPAR declines during the period due to the reduced volumes of air travel and the transfer of certain scheduled services and the related crews from this airport to Heathrow.

In Continental Europe, there has been particular pressure on rates in Paris although our property at Charles de Gaulle, despite the increase in hotel supply, has proved to be more resilient due to the strong base of local corporate business and the relatively high volumes of passenger traffic through the airport. A new operator has been appointed in June to the theatre complex in Stuttgart and we anticipate that this should lead to an improved performance from our hotel by the first half of 2003.

Asia

In Asia, where we operate in seven countries, we are pleased with the overall resilience of our business. The occupancy was 66.2% (2001: 65.6%; LFL 65.6%). The average room rate was £63.05 (2001: £66.34; LFL £64.74) and the resultant RevPAR was £41.74 (2001 : £43.52; LFL £42.47).

The Korean economy is the strongest in North Asia, and business in Seoul was further stimulated by the football World Cup in June. We continue to work closely with the Hilton management team and we are encouraged by the future prospects for our hotel.

Increased traffic into Singapore from other Asian countries, particularly China, has largely compensated for the decline in arrivals from the US and Japan. The newly re-launched and repositioned M Hotel in Singapore has achieved rapid acceptance into the corporate business market. We are now undertaking a major refurbishment of the Copthorne King's Hotel Singapore, which will reposition the hotel more directly within the corporate market. The project, which will take advantage of local tax concessions, will commence in the second half of the year and will be completed by June 2003 at a total cost of S$13m (£4.9m).

Our hotel in Taiwan, the Grand Hyatt Taipei, is one of the best business hotels in the world. It is powerfully positioned against the competition, having both superb facilities and a top location. The hotel has performed well despite the economic and political uncertainty in the region; the food and beverage revenues are down on the previous year but good cost control has mitigated the effect on hotel gross operating profit.

In Hong Kong we have experienced RevPAR reductions but the focus on cost control has minimised the impact on operating profit.

Australasia

Overall our portfolio in Australasia performed exceptionally well. Occupancy was 70.8% (2001: 68.5%; LFL 68.5%), average room rate was £30.91 (2001: £28.34; LFL £29.75) and RevPAR was up by 13% at £21.88 (2001: £19.41; LFL £20.38).

We have capitalised very successfully on the increase in visitor arrivals in New Zealand driven by the strong response to the successful marketing of the country as a tourist destination by the New Zealand authorities.

We continue to consider alternative development opportunities for the Millennium Hotel Sydney where oversupply and local economic factors have affected performance.

The region generates a significant proportion of its revenues and profits from non-hotel operations. The retail centre in Sydney has performed well and CDL Investments whose primary business is the sale of land has had a good first half, during which it disposed of its loss-making Knight Frank New Zealand business.

CORPORATE DEVELOPMENT

We announced in May our intention to privatise Republic Hotels & Resorts Limited (RHR) which operates our hotels in Singapore, Malaysia, South Korea and Indonesia. The purchase of the minority shares at a cost of approximately £37m and the subsequent delisting of RHR from the Singapore Stock Exchange will give the Group more flexibility and efficiency in managing its resources. There is relatively low net debt in RHR.

We continue to review opportunities for management contracts in Europe, the Middle East and North Africa as well as assessing further acquisition opportunities.

CURRENT TRADING AND PROSPECTS

The Group RevPAR has improved during the course of the first half with some regional RevPAR performances varying significantly on a month to month basis. In July 2002 the Group RevPAR levels have shown a slight improvement to 5% down on the comparable period but we continue to experience variations in regional performance which make it more difficult to predict future regional trading trends. We will provide a further trading update on 14 November 2002.

Although the worldwide trading environment remains challenging, we are encouraged by the trading of the Group in the first half of year. We have started the second half in line with our expectations and remain confident that the Group's performance in 2002 will be ahead of last year. The location and quality of our key assets and our ability to optimise RevPAR and operating margins will position us strongly once conditions improve.

REVIEW OF FINANCE

Results

The total turnover for the six months was £320.2m (2001: £353.5m) including £36.4m (2001: £40.0m) as a share of the turnover of joint ventures. The Group operating profit was £44.2m (2001: £69.3m).

Joint ventures and associates

The share of operating profits of joint ventures and associates for the six months were £5.2m (2001: £7.5m) and £0.2m (2001: £0.5m) respectively. Our joint venture hotels are The Plaza in New York, The JW Marriot Hotel and The Nikko Hotel in Hong Kong. Our associate hotels are The Sunnyvale Four Points, California and the Eldorado Hotel, Santa Fe.

Interest

Group total interest receivable and similar income was £4.7m (2001: £4.6m). Total interest payable was £28.7m (2001: £35.7m).

The Group interest payable (excluding joint ventures and associates) was £25.2m (2001: £29.0m). The reduction in interest payable is largely as a result of lower average interest rates during the period.

Of the total interest payable, £0.2m (2001: £0.5m) was in respect of the Group's share of the interest payable by associated undertakings and £3.3m (2001: £6.2m) was in respect of the Group's share of the interest payable by joint ventures. The total interest payable for associates and joint ventures reduced as a result of the reduction of prevailing interest rates in the US and Hong Kong.

The total net interest cost for the year was £24.0m (2001: £31.1m), which was covered 2.1 times (2001: 2.5 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £49.6m (2001: £77.3m).

Taxation

The Group has adopted Financial Reporting Standard 19 (FRS 19) –Deferred Tax, in 2002. FRS 19 requires a different methodology to be applied in assessing deferred tax liabilities and a reconciliation between the tax charge for the year at statutory and effective rates. The effective rate of taxation for the year is 28.5% (2001: Restated – 27.9%).

Minority Interests

The minority interests' share of Group profits arises due to the equity interest that external shareholders hold in subsidiaries and joint ventures of the group. The equity minority interest charge was £5.3m (restated 2001: £4.1m).

Capital expenditure

The cash outflow on capital expenditure for the period was £12.4m (2001: £37.7m). Our already well maintained portfolio and the completion of a number of major capital programmes in 2001 have meant that we have been able to reduce our capital spending without having an adverse effect on the business. We anticipate that our expenditure for the year will be around £35m.

Dividends and earnings per share

The directors are proposing an interim dividend of 4.2p per share (2001: 4.2p). The interim dividend will be paid on 1 October 2002 to shareholders on the register as at close of business on 30 August 2002.

The basic earnings per share were 4.6p (restated 2001: 10.3p).

Acquisition of the minority shareholding in RHR

On 28 May we announced our intention to make an unconditional voluntary cash offer for the minority shareholding in RHR. At that time it was an 85% subsidiary of the Group listed on the Singapore Stock Exchange. The offer was made on 17 June. On 28 June we announced that we had received sufficient acceptances to make a compulsory acquisition of the outstanding minority shares. We have now received acceptances for 97.8% of the total issued share capital of RHR. The Group intends to delist RHR from the Singapore Stock Exchange as soon as practically possible in order to provide more flexibility and efficiency in managing its resources.

Treasury

The net borrowings of the Group, as at 30 June 2002, were £679.1m (31 December 2001: £685.4m). The reduction in borrowings reflects an increase in underlying net debt of £4.5m and underlying currency movements.

The Group (excluding joint ventures and associates) has fixed and variable rate interest hedging arrangements on US dollar loans outstanding at 30 June of US$539m. With prevailing interest rates these arrangements result in a blended cost of borrowing of approximately 7.3%. The other group loans have a blended cost of approximately 5.1%.

Cash flow and gearing

Net cash inflow from operations was £59.7m (2001: £97.0m). There was an overall net decrease in cash of £14.7m (2001: decrease £18.1m), which gives rise to cash balances at 30 June 2002 of £62.5m (2001: £97.6m).

The Group gearing as at 30 June 2002 was 49% (restated 2001: 49%).

Consolidated Profit And Loss Account

	6 months ended 30 June 2002 £m unaudited	6 months ended 30 June 2002 £m unaudited	Restated 6 months ended 30 June 2001 £m unaudited	Restated Year ended 31 Dec 2001 £m
Turnover including share of joint ventures' turnover	320.2		353.5	670.5
Less share of turnover of joint ventures	(36.4)		(40.0)	(75.9)
Group turnover		**283.8**	313.5	594.6
Cost of sales		**(126.6)**	(134.0)	(259.5)
Gross profit		**157.2**	179.5	335.1
Administrative expenses		**(113.0)**	(110.2)	(234.7)
Group operating profit		**44.2**	69.3	100.4
Share of operating profits of joint ventures		**5.2**	7.5	11.3
Share of operating profits of associated undertakings		**0.2**	0.5	0.9
		49.6	77.3	112.6
Interest payable less receivable				
Group		**(20.5)**	(24.4)	(47.1)
Joint ventures		**(3.3)**	(6.2)	(10.5)
Associated undertakings		**(0.2)**	(0.5)	(0.8)
		(24.0)	(31.1)	(58.4)
Profit on ordinary activities before taxation		**25.6**	46.2	54.2
Taxation		**(7.3)**	(12.9)	(15.1)
Profit on ordinary activities after taxation		**18.3**	33.3	39.1
Minority interests		**(5.3)**	(4.1)	(8.2)
Profit for the financial period		**13.0**	29.2	30.9
Dividends paid and proposed		**(11.9)**	(11.9)	(35.3)
Retained profit/(loss) for the financial period		**1.1**	17.3	(4.4)
Earnings per share		**4.6p**	10.3p	10.9p
Diluted earnings per share		**4.6p**	10.3p	10.9p
Dividends per share		**4.2p**	4.2p	12.5p

Consolidated Statement Of Total Recognised Gains And Losses

	6 months ended 30 June 2002 £m unaudited	Restated 6 months ended 30 June 2001 £m unaudited	Restated Year ended 31 Dec 2001 £m
Profit for the financial period	**13.0**	29.2	30.9
(Loss)/gain on foreign currency translation	**(20.4)**	56.4	3.3
Revaluation of fixed assets	**(2.0)**	-	0.5
Total gains and losses relating to the financial period	**(9.4)**	85.6	34.7
Prior year adjustments	**(62.5)**	-	-
Total gains and losses recognised since last annual report	**(71.9)**	85.6	34.7

Note Of Historical Costs Profits And Losses

	6 months ended 30 June 2002 £m unaudited	Restated 6 months ended 30 June 2001 £m unaudited	Restated Year ended 31 Dec 2001 £m
Reported profit on ordinary activities before taxation	**25.6**	46.2	54.2
Difference between a historical cost depreciation charge and the actual depreciation charge for the financial period calculated on the revalued amount	**0.2**	0.2	0.4
Historical cost profit on ordinary activities before taxation	**25.8**	46.4	54.6
Historical cost profit/(loss) for the financial period retained after taxation, minority interests and dividends	**1.3**	17.5	(4.0)

Consolidated Balance Sheet

		30 June 2002 £m unaudited	Restated 30 June 2001 £m unaudited	Restated 31 Dec 2001 £m
Fixed assets				
Tangible assets		**2,255.4**	2,346.4	2,295.9
Investments in joint ventures				
Share of gross assets	***300.5***		326.0	318.9
Share of gross liabilities	***(215.0)***		(229.8)	(230.0)
Share of minority interests	***(21.4)***		(27.2)	(21.8)
Loans to joint ventures	***38.9***		52.8	39.9
		103.0	121.8	107.0
Associates and trade investments		**13.0**	21.2	12.9
		2,371.4	2,489.4	2,415.8
Current assets				
Stocks		**17.8**	23.8	17.9
Properties held for resale		**-**	5.9	-
Debtors		**79.9**	97.7	74.0
Cash		**62.5**	97.6	78.0
		160.2	225.0	169.9
Creditors: amounts falling due within one year				
Bank loans, overdrafts and finance lease obligations		**(189.9)**	(101.7)	(88.8)
Other liabilities		**(179.9)**	(167.3)	(194.6)
		(369.8)	(269.0)	(283.4)
Net current liabilities		**(209.6)**	(44.0)	(113.5)
Total assets less current liabilities		**2,161.8**	2,445.4	2,302.3
Creditors: amounts falling due after more than one year				
Bank loans, overdrafts and finance lease obligations		**(551.7)**	(715.0)	(674.6)
Other liabilities		**(17.3)**	(21.0)	(17.4)
		(569.0)	(736.0)	(692.0)
Provisions for liabilities and charges		**(47.9)**	(45.9)	(46.1)
Net assets		**1,544.9**	1,663.5	1,564.2
Capital and reserves				
Share capital		**84.8**	84.7	84.7
Share premium		**845.6**	845.4	845.5
Revaluation reserve		**313.0**	349.7	320.3
Profit and loss account		**146.4**	230.9	160.4
Shareholders' funds		**1,389.8**	1,510.7	1,410.9
Minority interests		**155.1**	152.8	153.3
Total capital employed		**1,544.9**	1,663.5	1,564.2

Consolidated Cash Flow Statement

Cash Flow Statement	30 June 2002 £m unaudited	30 June 2001 £m unaudited	31 Dec 2001 £m
Net cash inflow from operating activities	**59.7**	97.0	136.0
Dividends received from associated undertakings	**-**	0.5	0.5
Dividends received from joint ventures	**-**	0.1	0.3
Returns on investments and servicing of finance	**(25.6)**	(26.4)	(49.1)
Taxation paid	**(5.7)**	(3.4)	(7.2)
Capital expenditure and financial investment	**(9.6)**	(36.9)	(20.9)
Acquisitions and disposals	**-**	-	(6.6)
Equity dividends paid	**(23.5)**	(23.5)	(35.3)
Cash (outflow)/inflow before use of liquid resources and financing	**(4.7)**	7.4	17.7
Management of liquid resources	**-**	3.4	11.1
Financing			
Net cash from the issue of shares and purchase of minority interests	**0.2**	0.8	(1.2)
Decrease in debt and lease financing	**(10.2)**	(29.7)	(57.8)
	(10.0)	(28.9)	(59.0)
Decrease in cash in the period	**(14.7)**	(18.1)	(30.2)

Reconciliation Of Net Cash Flow To Movement In Net Debt

Decrease in cash in the period	**(14.7)**	(18.1)	(30.2)
Cash inflow from decrease in liquid funds	**-**	(3.4)	(11.1)
Cash outflow from the decrease in debt and lease financing	**10.2**	29.7	57.8
Change in net debt resulting from cash flows	**(4.5)**	8.2	16.5
Acquisitions	**-**	-	(1.1)
Deferred finance costs	**-**	0.1	0.3
Translation differences and other non cash movements	**10.8**	(30.6)	(4.3)
Movement in net debt in the period	**6.3**	(22.3)	11.4
Net debt at the beginning of the period	**(685.4)**	(696.8)	(696.8)
Net debt at the end of the period	**(679.1)**	(719.1)	(685.4)

Reconciliation Of Operating Profit To Net Cash Inflow From Operating Activities

	30 June 2002 £m *unaudited*	30 June 2001 £m *unaudited*	31 Dec 2001 £m
Operating profit	**44.2**	69.3	100.4
Depreciation	**19.8**	18.0	36.4
Loss/(gain) on disposal of fixed assets	**0.2**	(0.2)	0.4
Decrease in stocks	**0.2**	0.3	0.7
(Increase)/decrease in debtors	**(8.3)**	14.6	(4.4)
Increase/(decrease) in creditors	**3.8**	(4.5)	3.0
Decrease in provisions	**(0.2)**	(0.5)	(0.5)
Net cash inflow from operating activities	**59.7**	97.0	136.0

Analysis Of Net Debt

	As at 1 January 2002 £m	Cash flow £m	Translation differences and other non cash movements £m	**As at 30 June 2002 £m**
Cash	34.2	(14.4)	(0.8)	**19.0**
Overdrafts	(1.3)	(0.3)	-	**(1.6)**
		(14.7)		
Short term deposits	43.8	-	(0.3)	**43.5**
Debt due after one year	(572.8)	13.1	108.6	**(451.1)**
Debt due within one year	(33.1)	(4.2)	(93.9)	**(131.2)**
Finance leases	(19.6)	1.3	(0.6)	**(18.9)**
Bonds due after one year	(83.9)	-	0.5	**(83.4)**
Bonds due within one year	(52.7)	-	(2.7)	**(55.4)**
		10.2		
	(685.4)	(4.5)	10.8	**(679.1)**

Analysis Of Cash Flows For Headings Netted In The Cash Flow Statement

	30 June 2002 £m *unaudited*	30 June 2001 £m unaudited	31 December 2001 £m
Returns on investments and servicing of finance			
Interest received	**2.5**	4.6	7.2
Interest paid	**(23.5)**	(27.6)	(51.0)
Loan arrangement fees paid	**-**	(0.2)	(0.3)
Interest element of finance lease rental payments	**(0.6)**	(0.7)	(0.9)
Dividends paid to minorities	**(4.0)**	(2.5)	(4.1)
Net cash outflow for returns on investments and servicing of finance	**(25.6)**	(26.4)	(49.1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(12.4)**	(37.7)	(67.1)
Purchase of development properties	**-**	-	(5.7)
Proceeds from the sale of development properties	**2.7**	-	36.0
Sale of properties held for resale	**-**	1.2	8.1
Sale of other fixed assets	**0.1**	-	0.5
(Increase)/decrease in investments, associated undertakings and joint ventures	**-**	(0.4)	7.3
Net cash outflow for capital expenditure and financial investment	**(9.6)**	(36.9)	(20.9)
Acquisitions and disposals			
Acquisition of subsidiary undertakings	**-**	-	(6.6)
Net cash outflow for acquisitions and disposals	**-**	-	(6.6)
Management of liquid resources			
Cash withdrawn from short term deposit	**-**	3.4	11.1
Net cash inflow from management of liquid resources	**-**	3.4	11.1
Financing			
Issue of shares from the exercise of options	**0.2**	0.8	0.9
Purchase of shares in minorities	**-**	-	(2.1)
	0.2	0.8	(1.2)
Drawdown of third party loans	**29.8**	20.0	79.0
Repayment of third party loans	**(38.7)**	(49.1)	(134.7)
Capital element of finance lease rental repayment	**(1.3)**	(0.6)	(2.1)
	(10.2)	(29.7)	(57.8)
Net cash outflow from financing	**(10.0)**	(28.9)	(59.0)

Segmental Analysis

	30 June 2002 6 months Reported Currency £m	30 June 2001 6 months Reported Currency £m	31 Dec 2001 12 months Reported Currency £m
GROUP TURNOVER			
New York	**33.9**	50.6	84.9
Regional US	**60.0**	70.3	131.5
London	**36.4**	41.7	80.0
Regional Europe	**43.5**	36.9	78.4
Asia	**81.4**	85.2	161.4
Australasia	**28.6**	28.8	58.4
Group	**283.8**	313.5	594.6
OPERATING PROFIT			
New York	**7.7**	11.5	12.5
Regional US	**4.0**	13.3	12.6
London	**11.5**	15.7	26.4
Regional Europe	**4.4**	8.9	15.6
Asia	**16.2**	21.0	36.4
Australasia	**6.8**	4.9	9.7
Group	**50.6**	75.3	113.2
Central Costs and other items	**(6.4)**	(6.0)	(12.8)
GROUP OPERATING PROFIT	**44.2**	69.3	100.4
Share of operating profits of joint ventures	**5.2**	7.5	11.3
Share of operating profits of associated undertakings	**0.2**	0.5	0.9
Interest payable less receivable	**(24.0)**	(31.1)	(58.4)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**25.6**	46.2	54.2

Notes

1. **Date of approval** These interim statements were approved by the directors on 7 August 2002. Further copies of the statements can be obtained from Millennium & Copthorne Hotels plc at Victoria House, Victoria Road, Surrey, RH6 7AF or from the Financial Times.

2. **Basis of preparation** The interim statements have been prepared under the historic cost convention, modified to include the revaluation of certain hotels. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2001, except in relation to deferred tax as explained in note 7 below.

   The comparative figures for the financial year ended 31 December 2001 are not the Group's statutory accounts for that financial year but are abridged from them after a restatement for the change in accounting policy described in note 7 below. Those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

3. **Basis of consolidation** The interim statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings.

   The results of the subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

4. **Taxation** A tax charge has been accrued to reflect the estimated effective tax rate for the full year of 28.5% (restated 2001:27.9%).

5. **Dividends** The interim dividend of 4.2p per share will be paid on 1 October 2002 to shareholders on the register as at close of business on 30 August 2002. The ex-dividend date for the shares will be 28 August 2002.

6. **Earnings per share** The basic earnings per share of 4.6p (restated 2001: 10.3p) are based on earnings of £13.0 million (restated 2001: £29.2 million) and a weighted average number of shares in issue of 282.6 million (2001: 282.2 million) being the average number of shares in issue in the period. Fully diluted earnings per share of 4.6p (restated 2001: 10.3p) are based on a weighted average number of shares in issue of 285.0 million (2001: 283.7 million) being the average number of shares in issue during the period adjusted for the exercise of share options.

7. **Prior period adjustment** During the period the Group has adopted FRS 19: Deferred Tax. This requires full provision to be made for deferred tax on most types of timing differences. The previous accounting standard required provision only to the extent that it was probable that the liability would crystallise in the future. Adoption of FRS 19 has been dealt with by way of a prior period adjustment which has given rise to a reduction in shareholders' funds of £62.5 million at 31 December 2001. As a result the tax charge for the year ended 31 December 2001 has increased by £5.4 million. Similarly the tax charge for the six months ending 30 June 2001 has increased by £4.8 million.

Key Operating Statistics

	30 June 2002 6 months Reported Currency	30 June 2001 6 months Like for like Constant Currency	30 June 2001 6 months Reported Currency	31 Dec 2001 12 months Reported Currency
OCCUPANCY (%)				
New York	**82.6**	73.2	75.9	75.3
Rest of USA	**51.6**	56.8	56.2	53.9
USA	**57.6**	60.0	61.0	58.8
London	**81.8**	80.6	80.6	80.4
Rest of Europe	**67.7**	71.4	71.6	71.2
Europe	**74.0**	75.5	76.0	75.5
Asia	**66.2**	65.6	65.6	62.5
Australasia	**70.8**	68.5	68.5	67.1
Group	**66.3**	66.9	66.9	65.1
AVERAGE ROOM RATE (£)				
New York	**120.63**	144.40	150.54	139.28
Rest of USA	**74.07**	75.65	73.99	73.49
USA	**87.10**	92.01	97.45	92.93
London	**79.48**	91.02	91.02	87.32
Rest of Europe	**70.06**	72.74	75.62	72.35
Europe	**74.68**	81.39	83.58	79.92
Asia	**63.05**	64.74	66.34	64.19
Australasia	**30.91**	29.75	28.34	28.56
Group	**67.26**	71.22	74.53	71.39
REVENUE PER AVAILABLE ROOM (£)				
New York	**99.64**	105.70	114.26	104.88
Rest of USA	**38.22**	42.97	41.58	39.61
USA	**50.17**	55.21	59.44	54.64
London	**65.01**	73.36	73.36	70.21
Rest of Europe	**47.43**	51.94	54.14	51.51
Europe	**55.26**	61.45	63.52	60.34
Asia	**41.74**	42.47	43.52	40.12
Australasia	**21.88**	20.38	19.41	19.16
Group	**44.59**	47.65	49.86	46.47
GROSS OPERATING PROFIT MARGIN (%)				
New York	**26.1**		36.5	27.0
Rest of USA	**24.2**		28.2	24.1
USA	**24.9**		31.7	25.3
London	**51.2**		51.9	50.4
Rest of Europe	**30.5**		37.8	35.9
Europe	**39.9**		45.3	43.2
Asia	**39.5**		38.4	38.2
Australasia	**37.3**		34.8	35.1
Group	**34.5**		37.3	34.6

Worldwide Summary Revenue Statistics

RevPAR Percentage variance on 2001

RevPAR Variance (£)	1 January to 28 February 2002 (note 1)	1 March to 7 May 2002 (note 2)	8 May to 30 June 2002	6 months ending 30 June 2002
New York (note 3)	(6%)	(5%)	(7%)	(6%)
Rest of US (note 4)	(17%)	(13%)	(4%)	(11%)
London	(11%)	(10%)	(13%)	(11%)
Rest of Europe (note 5)	(7%)	(6%)	(14%)	(9%)
Asia	(5%)	(1%)	(1%)	(2%)
Australasia	6%	7%	8%	7%
Group	(8%)	(6%)	(6%)	(6%)

Notes

1. As reported at Preliminary results announcement on 13 March 2002

2. As reported at the Annual General Meeting on 21 May 2002

3. Excludes The Plaza and Millenium Hilton, New York

4. Excludes US hotels disposed of during 2001

5. Includes Millennium Hotel Stuttgart which was consolidated from 1 October 2001

PRELIMINARY ~~FULL~~/HALF YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *~~Full~~/Half Year Ended 30 June 2002

(referred to in this Report as the '**Current ~~Full~~/Half Year**')

Preliminary ~~full~~/**half year** report on results (including the results for the previous corresponding ~~full~~/**half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on ~~audited~~/**unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **has**/~~does not have~~ a formally constituted Audit Committee of the Board of Directors.

	CONSOLIDATED OPERATING STATEMENT		
	Current *Half/~~Full~~ Year NZ$'000	*Up/Down %	Previous Corresponding *Half/~~Full~~ Year NZ$'000
1 **OPERATING REVENUE**			
(a) Sales Revenue	92,554	(6.2%)	98,690
(b) Other Revenue	450		648
(c) Total Operating Revenue	93,004		99,338
2 (a) **OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	13,882	50.1%	9,248
(b) Unusual Items for Separate Disclosure			
(c) **OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	13,882		9,248
(d) Less tax on Operating Profit	3,316		2,296
(e) Operating *Surplus ~~(deficit)~~ after Tax but before Mi	10,566		6,952
(f) Less Minority Interests	4,056		2,168
(g) Equity Earnings [detail in Item 19 below]			
(h) **OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LIS**	6,510	36.1%	4,784
3 (a) Extraordinary Items after Tax [detail in Item 6(a) be			
(b) Less Minority Interests			
(c) Extraordinary Items after Tax Attributable to Memb			
4 (a) **TOTAL OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) ab**	10,566		6,952
(b) Operating *Surplus ~~(deficit)~~ and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) a	4,056		2,168
(c) **OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	6,510	36.1%	4,784

* Delete as required

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YE # Items marked in this way need be shown only where their inclusion as r or exclusion from expenses has had a material effect on reported *surplu	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) Interest revenue included in Item 2(c) above	369	569
(b) # Interest revenue included in Item 5(a) above but not yet received		
(c) Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	3,235	5,659
(d) # Interest costs capitalised in asset values	249	361
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f) Depreciation including all forms of Amortisation and writing down of property/investment	5,041	5,084
(g) Write-off of intangibles	509	510
(h) Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *HALF/~~FULL~~ YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 **(b) COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide de in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *Half/~~Full~~ Year

NIL

(ii) Significant trends or events since end of Current *Half/~~Full~~ Year

NIL

(iii Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

* Delete as required

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Per Share	CONSOLIDATED Current *Half/~~Full~~ Year NZ cents	CONSOLIDATED Previous Corresponding *Half/~~Full~~ Year NZ cents
Basic EPS	1.86	1.37
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii Date to which such contribution has been calculated		
(iv Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii Date to which such contribution has been calculated		
(iv Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

*Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half* year/~~full~~ year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following show: a suitable list of items for presentation and indicates which amounts should agree with items included elsewhe: in the *half year/~~full~~ year report

SEGMENTS

Operating revenue:

Sales to customers outside the group

Intersegment sales — SEE ATTACHED NOTE 9

Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *Half/ ~~Full~~ Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	13,764	8,649	17,550
(b) Receivables	26,055	27,542	38,293
(c) Development property held for resale within curren	12,219	15,872	34,948
(d) Inventories	1,227	1,284	1,220
(e) Other	8	479	333
(f) TOTAL CURRENT ASSETS	53,273	53,826	92,344
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties	107,490	116,495	113,036
(j) Property, plant and equipment	260,668	268,476	271,200
(k) Intangibles	7,225	7,705	8,321
(l) Development property held for resale after current	29,318	32,268	30,610
(m TOTAL NON-CURRENT ASSETS	404,701	424,944	423,167
(n) TOTAL ASSETS	457,974	478,770	515,511
11 CURRENT LIABILITIES:			
(a) Accounts payable	20,615	19,777	33,254
(b) Borrowings/bank overdraft	4,642	2,500	76,556
(c) Provisions	846		459
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	26,103	22,277	110,269
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	112,632	129,748	92,095
(h) Provision for deferred taxation	5,647	5,246	5,033
(I) Other		1,218	
(j) TOTAL NON-CURRENT LIABILITIES	118,279	136,212	97,128
(k) TOTAL LIABILITIES	144,382	158,489	207,397
(l) NET ASSETS	313,592	320,281	308,114
12 SHAREHOLDERS' EQUITY			
(a) Share capital	430,245	430,245	430,245
(b) Reserves (i) Revaluation reserve	3,976	5,037	2,534
(ii) Other reserves	(2,227)	2,842	3,911
(c) Retained *~~surplus~~ (accumulated deficit)	(217,861)	(219,469)	(225,388)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	214,133	218,655	211,302
(e) Outside equity interests in subsidiaries	99,459	101,626	96,812
(f) TOTAL SHAREHOLDERS' EQUITY	313,592	320,281	308,114

* Delete as required

STATEMENT OF CASH FLOWS FOR *HALF/~~FULL~~ YEAR (See Note (IX) attached)	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	93,345	166,089
(b) Interest Received	370	569
(c) Dividends Received		0
(d) Payments to Suppliers and Employees	(58,046)	(66,864)
(e) Interest Paid	(3,235)	(5,298)
(f) Income Taxes Paid	(4,728)	(2,953)
(g) Other		
(h) NET OPERATING CASH FLOWS	27,706	91,543
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	30	
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(6,699)	(6,458)
(e) Interest paid - capitalised	(249)	(361)
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other		
(i) NET INVESTING CASH FLOWS	(6,918)	(6,819)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(13,436)	(67,566)
(d) Dividends paid	(5,164)	(3,343)
(e) Other		
(f) NET FINANCING CASH FLOWS	(18,600)	(70,909)
16 NET INCREASE (DECREASE) IN CASH HELD	2,188	13,815
(a) Cash at beginning of *half year/~~full~~ year	8,649	2,363
(b) Exchange rate adjustments to Item 16(a) above	184	110
(c) CASH AT END OF *HALF YEAR/~~FULL~~ YEAR	11,022	16,289

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Cash on Hand and at Bank	6,914	3,102
Deposits at call	6,850	14,448
Bank Overdraft	(2,742)	(1,261)
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	11,022	16,289

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other materi interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinatio

(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**

	EQUITY EARNINGS	
	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross)		
(ii) Less Tax		
(iii) Extraordinary items (net)	NIL	NIL
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/~~Full~~ Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *Half/~~Full~~ Year	Previous Corresponding *Half/~~Full~~ Year	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
			Equity Accounted	
------ NIL ------				
Other Material Interests			*Not Equity Accounted*	
------ NIL ------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	NIL
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF/~~FULL~~ YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	
ORDINARY SHARES:	349,598,066	349,598,066	25.00
Issued during current *half year/~~full~~ year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	

OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *half year/~~full~~ year	NIL	NIL	

DEBENTURES - Totals only:	NIL	NIL
UNSECURED NOTES - Totals (	NIL	NIL
OTHER SECURITIES	NIL	NIL

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING** (Location) (if full year report)

(a) To be held at N/A

(b) Date N/A Time

(c) Approximate date of availability of Annual Report N/A

If this *half year/~~full~~ year report was approved by resolution of the Board of Directors, please indicate date of meeti 02 August 2002

(K. Arasaratnam) Group Company Secretary
(signed by) Authorised Officer of Listed Issuer

08 August 2002
(date)

* Delete as required

CDL Hotels New Zealand Limited

Half Year ended 30 June 2002

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's
Segment Revenue	61,466	62,387	31,538	36,951	93,004	99,338
Profit for the period after taxation before Minority Interests	1,914	910	8,652	6,042	10,566	6,952
Segment Assets	286,232	300,980	171,242	214,531	457,474	515,511

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's
Segment Revenue	67,986	64,261	25,018	35,077	93,004	99,338
Profit for the period after taxation before Minority Interests	5,023	3,014	5,543	3,938	10,566	6,952
Segment Assets	259,508	266,569	197,966	248,942	457,474	515,511

CHAIRMAN'S REVIEW

CDL HOTELS NEW ZEALAND LIMITED
Chairman's Statement

The Directors of CDL Hotels New Zealand Limited ("CDL") announce an unaudited operating profit after tax of $6,510,000 for the six month period ended 30 June 2002. This is an increase of 36.1% on the equivalent period of the previous year. The operating profit before tax and minorities was $13,882,000 (2001: $9,248,000) with the New Zealand Hotel operations contributing 37.7%, CDL Investments New Zealand Limited ("CDLI") 27.7% and Kingsgate International Corporation Limited ("KIC") 34.6%. Total operating revenue of $93 million was 6.2% down on the equivalent period last year mainly due to the reduced number of residential apartments that were available for sale. The New Zealand hotel operations contributed 60.1% to this turnover while that of CDLI and KIC were 13.0% and 26.9% respectively.

Shareholders' funds, including minority interests, as at 30 June 2002 were $313,592,000 (31 December 2001: $320,281,000). Total assets were $457,974,000 compared to $515,511,000 a year earlier. Net tangible asset value (excluding minority interest) as at 30 June 2002 was 61.3 cents per ordinary share (31 December 2001 : 62.5 cents).

NEW ZEALAND HOTEL OPERATIONS

The total revenue from the New Zealand Hotel operations for the first six months of the year was $56,152,000 which was 6.7% higher than that of the equivalent period last year. Average occupancy was up 4.8% and yield gain was up 9.5% on last year despite the ongoing negative impact of the September 11 tragedy on international travel.

All the six operating regions recorded increases in both total room revenue and yield. The Auckland hotels increased occupancy by 8% year on year due to a sustained sales and marketing effort. Queenstown continues to lead as the major resort location with a 13.3% increase in growth over last year.

The strategy of the Board to proceed with the refurbishment programme in year 2001 has paid dividends with all three hotels namely Millennium Hotel Rotorua, Copthorne Hotel & Resorts Queenstown Lakefront and the Copthorne Resort Bay of Islands all registering growth in revenue and yield.

All three brands of Millennium, Copthorne and Quality have done well. The Millennium and Copthorne brands enjoyed substantial yield growth of 10.7% and 12.7% respectively. The Quality brand also showed good growth in a highly competitive environment.

The contribution from the global sales offices of Millennium & Copthorne Hotels plc continue to benefit the New Zealand Group's worldwide exposure. Its sales strategies are continuing to have direct influence on the growth of our New Zealand operations. In addition, the domestic tourist market continues to play a major role in our growth strategies.

CDL INVESTMENTS NEW ZEALAND LIMITED

CDL Investments New Zealand Limited ("CDLI"), the 60.12% owned subsidiary of the Company, announced an unaudited operating profit after tax for the six months ended 30 June 2002, of $2,587,000 up 90% from the corresponding period in the previous year. Total revenue was $12,114,000, an increase of 7.6% from last year. The increase in the after tax profit is due to the fact that the majority of the sections sold were of mid-value sections from Highfields and Waimanu Bay, whereas last year's results were influenced by section sales in the low value groups.

Shareholders' funds as at 30 June 2002 were $41.8 million (31 December 2001: $39.2 million) and total assets stood at $53.8 million (31 December 2001: $51.5 million). The net tangible asset value was unchanged at 22.3 cents per ordinary share.

KINGSGATE INTERNATIONAL CORPORATION LIMITED

Kingsgate International Corporation Limited ("KIC"), the 50.74% owned subsidiary, announced an unaudited operating profit after tax of $5,543,000 for the six months ended 30 June 2002 a 64% increase when compared with the equivalent period the previous year. The earnings per share is 1.41 cents (2001: 0.86 cents). Total operating revenue was $25,026,000 (2001: 35,077,000). Included in this turnover was $5,588,000 (2001: $15,610,000) attributable to the sale of residential apartments. There has been a 2.4% growth in revenue from normal operations (excluding apartment sales) during this six month period, however, these revenue gains were lost in exchange rate variances caused by the strengthening NZD against the AUD.

Shareholders' funds as at 30 June 2002 totalled $143,519,000 which was a 3% increase from that of the full year ended 31 December 2001. The net tangible asset value was 36.5 cents per share (31 December 2001: 37.6 cents).

OUTLOOK

The performance of the group in the first half of 2002 has exceeded our expectations with the New Zealand hotel operations showing very significant profit growth on the back of a strong ski season. Barring unforeseen circumstances, our Hotel operations should show similar growth patterns in the second half of the year.

Though CDLI has enjoyed good growth in the period under review, residential sales have stabilised. The company plans to release a further 60 new sections in Auckland and Hamilton shortly and it is confident of achieving reasonable sales.

The outlook for Kingsgate is more challenging. The Company is currently reviewing the direction of Millennium Hotel Sydney and conceptual plans for the conversion of the Millennium Tower into residential apartments have been drawn up as the Company considers its options. KIC's retail business faces some challenges in the second half of the year. In particular, Birkenhead Point Shopping Centre needs to negotiate new leases due to the termination of the leases of some of its major tenants. However, an active marketing campaign should see the introduction of some new major retailer brands. It is expected that the two remaining apartments in Stage 2 will be sold by the end of the year and the sale of the site allocated for Stage 3 completed by that time.

Overall the Board expects a sound financial result in the 2002 year. We believe that the continuing new initiatives being adopted by the Company will enable CDL to continue to extend its share of the market and improve its overall profitability.

J Wilson
Chairman
8 August 2002

Any inquiries please contact: Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Ph (021) 882 669
Fax (09) 309 3244
Email: tsang.jm@mcqhotels.co.nz

PRELIMINARY ~~FULL~~/HALF YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *~~Full~~/Half Year Ended 30 June 2002

(referred to in this Report as the '**Current ~~Full~~/Half Year**')

Preliminary ~~full~~/**half year** report on results (including the results for the previous corresponding ~~full~~/**half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on ~~audited~~/**unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer ~~has~~/**does not have** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *Half/~~Full~~ Year NZ$'000	*Up/(Down) %	Previous Corresponding *Half/~~Full~~ Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	11,935	8.3%	11,016
	(b)	Other Revenue	179		237
	(c)	Total Operating Revenue	12,114		11,253
2	(a)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	3,843	89.5%	2,028
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	3,843	89.5%	2.028
	(d)	Less tax on Operating Profit	1,256		669
	(e)	Operating *Surplus (~~deficit~~) after Tax but before Minority I	2,587		1.359
	(f)	Less Minority Interests			
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED I**	2,587	90.4%	1,359
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (~~DEFICIT~~) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	2,587	90.4%	1,359
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	2,587	90.4%	1,359

* Delete as required

		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
5	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR** # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(defici~~		
(a)	Interest revenue included in Item 2(c) above	105	119
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)		16
(d)	# Interest costs capitalised in asset values	249	361
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	5	138
(g)	Write-off of intangibles		
(h)	Unrealised changes in value of investments		

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT *HALF/~~FULL~~ YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items				
item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items				
item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *Half/~~Full~~ Year

CHAIRMAN'S STATEMENT ATTACHED

(ii) Significant trends or events since end of Current *Half/~~Full~~ Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

* Delete as required

7 EARNINGS PER SECURITY

	CONSOLIDATED	
	Current *Half/~~Full~~ Year NZ cents	Previous Corresponding *Half/~~Full~~ Year NZ cents
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnin[g]s Per Share		
Basic EPS	1.38	0.73
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/~~full year~~ in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full year~~ report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

Not applicable as the company only oper[ates in] New Zealand and is primarily involved i[n] development.

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *Half/ ~~Full~~ Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	4,384	-	338
(b) Receivables	12,731	10,457	15,096
(c) Development property held for resale within current year	7,330	8,067	7,865
(d) Inventories	-	-	-
(e) Other	8	705	334
(f) TOTAL CURRENT ASSETS	24,453	19,229	23,633
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties			
(j) Property, plant and equipment	27	19	668
(k) Intangibles			153
(l) Development property held for resale after current year	29,318	32,268	30,610
(m) TOTAL NON-CURRENT ASSETS	29,345	32,287	31,431
(n) TOTAL ASSETS	53,798	51,516	55,064
11 CURRENT LIABILITIES:			
(a) Accounts payable	1,604	971	1,170
(b) Borrowings/bank overdraft	-	1,042	
(c) Provisions	37	39	256
(d) Dividend Payable	-	-	-
(e) TOTAL CURRENT LIABILITIES	1,641	2,052	1,426
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	-
(g) Borrowings	10,000	9,894	11,900
(h) Provision for deferred taxation	392	392	938
(I) Other	-	-	-
(j) TOTAL NON-CURRENT LIABILITIES	10,392	10,286	12,838
(k) TOTAL LIABILITIES	12,033	12,338	14,264
(l) NET ASSETS	41,765	39,178	40,800
12 SHAREHOLDERS' EQUITY			
(a) Share capital	21,649	21,649	21,649
(b) Reserves (i) Revaluation reserve	-	-	-
(ii) Other reserves	83,020	83,020	85,992
(c) Retained *~~surplus~~ (accumulated deficit)	(62,904)	(65,491)	(66,841)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	41,765	39,178	40,800
(e) Outside equity interests in subsidiaries	-	-	-
(f) TOTAL SHAREHOLDERS' EQUITY	41,765	39,178	40,800

* Delete as required

STATEMENT OF CASH FLOWS FOR *HALF/~~FULL~~ YEAR

(See Note (IX) attached)

		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from customers	15,109	11,185
(b)	Interest received	105	119
(c)	Dividends received	-	-
(d)	Payments to suppliers and employees	(9,526)	(8,644)
(e)	Interest paid		(16)
(f)	Income taxes paid		(203)
(g)	Interest paid capitalised to development projects	(249)	(361)
(h)	**NET OPERATING CASH FLOWS**	5,439	2,080
14	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a)	Cash proceeds from sale of property, plant and equipment	-	-
(b)	Cash proceeds from sale of equity investments	-	-
(c)	Loans repaid by other entities	-	-
(d)	Cash paid for purchases of property, plant and equipment	(13)	(99)
(e)	Interest paid - capitalised	-	-
(f)	Cash paid for purchases of equity investments	-	-
(g)	Loans to other entities	-	-
(h)	Cash paid for purchases of investment properties		
(i)	**NET INVESTING CASH FLOWS**	(13)	(99)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a)	Cash proceeds from issues of shares, options, etc.	-	-
(b)	Borrowings	-	2,900
(c)	Repayment of borrowings	-	-
(d)	Dividends paid		(3,084)
(e)	Other	-	-
(f)	**NET FINANCING CASH FLOWS**		(184)
16	**NET INCREASE (DECREASE) IN CASH HELD**	5,426	1,797
(a)	Cash at beginning of *half year/~~full year~~	(1,042)	(1,459)
(b)	Exchange rate adjustments to Item 16(a) above	-	-
(c)	**CASH AT END OF *HALF YEAR/~~FULL YEAR~~**	4,384	338

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Cash on Hand and at Bank	534	338
Deposits at call	3,850	
Bank Overdraft		
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	4,384	338

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**

		EQUITY EARNINGS	
		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a)	**OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b)	Less tax		
(c)	**OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d)	(i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e)	**OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f)	Less dividends paid to group		
(g)	**NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/~~Full~~ Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *Half/~~Full~~ Year	Previous Corresponding *Half/~~Full~~ Year	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Carrying value of investments in associated companies (CV):	NIL	
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus		
Reserves		
Equity carrying value of investments		

* Delete as required

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF/~~FULL~~ YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *half year/~~full year~~	NIL	NIL	
ORDINARY SHARES:	187,144,244	187,144,244	10.00
Issued during current *half year/~~full year~~	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *half year/~~full year~~	NIL	NIL	
OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *half year/~~full year~~	NIL	NIL	
DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING** (Location) (if full year report)

(a) To be held at NA

(b) Date Time

(c) Approximate date of availability of Annual Report NA

If this *half year/~~full year~~ report was approved by resolution of the Board of Directors, please indicate date of meeting: 2/08/02

(K. Arasaratnam) Group Company Secretary
(signed by) Authorised Officer of Listed Issuer

08 August 2002
(date)

* Delete as required

CDL INVESTMENTS NEW ZEALAND LIMITED

Chairman's Review

Financial Information

The Directors of CDL Investments New Zealand Limited announce an unaudited operating profit after tax for the six months ended 30 June 2002 of $2,587,000, up 90% from the corresponding period in the previous year. Total revenue increased 7.6% to $12,114,000. The previous years revenue included revenue from the now disposed of business unit, Knight Frank New Zealand Ltd. A total of 104 section sales were made during the period under review, as compared to 111 during the same period last year.

The increase in net profit after tax was due to section sales being in the mid value range from Highfields and Waimanu Bay, whereas last year section sales predominately came from the low value groups.

Shareholders' funds as at 30 June 2002 were $41.8 million (31 December 2001: $39.2 million) and total assets stood at $53.8 million (31 December 2001: $51.5 million). The net tangible asset value was 22.3 cents per ordinary share (31 December 2001: 20.9 cents).

Market Overview

The residential property market was buoyant for the first half of the year. Consumer and business confidence in the local economy was evident. This was supported by comparatively low interest rates, better wages, increasing employment and general economic growth.

However, towards the end of the period under review, sales activity in the market began to soften as interest rates started to trend up.

Regional Breakdown

For the first half of 2002, the **Auckland** market traded well in the mid to upper end price bracket. As an example, 36 sales were achieved at Waimanu Bay for a total sale value of $6,171,556. This compares to 13 sales for the same period last year. Highfields also traded well with 38 sales. Flagstaff and Ashmore in **Hamilton** began the year slowly, but the general level of inquiry increased as the year progressed and we are now achieving a reasonable level of sales from both developments. Though **Tauranga** remains slow, the inquiry level has increased in May and June. We anticipate sales to lift in both Oteki and Village Park during the second half of the year.

Acquisitions

In April this year, CDL Land New Zealand Limited acquired a further 4 hectares of residential land adjoining its East Coast Bays land holding in Auckland. This acquisition brings the total land portfolio to 244 hectares. CDL Land New Zealand Limited will continue to actively and selectively seek land investment and development opportunities in key growth areas to enhance future earnings.

Outlook

The outlook for the residential property sector is dependent on the path taken by the Reserve Bank in setting its monetary policy. In addition, it will depend on the fiscal policy adopted by the new Government. However, given current conditions we expect residential sales growth to continue, albeit at a slower pace than the first half.

CDL Land New Zealand Limited has a good range of sections available in most price brackets. A further 60 sections are shortly to be released in Auckland and Hamilton. As such, the strong balance sheet of the Company will enable it to take advantage of any opportunities that may arise.

The Board remains confident of the ongoing profitability of CDL Investments New Zealand Limited.

John Wilson
Chairman
8 August 2002

Any inquiries please contact: Tsang Jat Meng, Managing Director
CDL Investments New Zealand Limited
Ph (021) 882 669
Fax (09) 309 3244
Email: tsang.jm@mcqhotels.co.nz

PRELIMINARY ~~FULL~~/HALF YEAR REPORT ANNOUNCEMENT

KINGSGATE INTERNATIONAL CORPORATION LIMITED

(Name of Listed Issuer)

For *~~Full~~/Half Year Ended 30 June 2002 (Date)

(referred to in this Report as the '**Current ~~Full~~/Half Year**')

Preliminary **~~full~~/half year** report on results (including the results for the previous corresponding **~~full~~/half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **~~audited~~/unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **~~has~~/does not have** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *Half/~~Full~~ Year NZ$'000	*Up/Down %	Previous Corresponding *Half/~~Full~~ Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	24,948	(28.0%)	34,666
	(b)	Other Revenue	78		411
	(c)	Total Operating Revenue	25,026	(28.7%)	35,077
2	(a)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	5,543	64.0%	3,379
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	5,543		3,379
	(d)	Less tax on Operating Profit			
	(e)	Operating *Surplus ~~(deficit)~~ after Tax but before Minority Int	5,543		3,379
	(f)	Less Minority Interests			
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISS**	5,543	64.0%	3,379
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	5,543		3,379
	(b)	Operating *Surplus ~~(deficit)~~ and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	5,543	64.0%	3.379

* Delete as required

5 **DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR**

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	78	411
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	(1,671)	(3,427)
(d)	# Interest costs capitalised in asset values		
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	(787)	(684)
(g)	Write-off of intangibles		
(h)	Unrealised changes in value of investments		

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT *HALF/~~FULL~~ YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *Half/~~Full~~ Year

NIL

(ii) Significant trends or events since end of Current *Half/~~Full~~ Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

* Delete as required

7 EARNINGS PER SECURITY

	CONSOLIDATED	
Calculation of basic and fully diluted. EPS in accordance with IAS33: Earnings Per Share	Current *Half/~~Full~~ Year NZ cents	Previous Corresponding *Half/~~Full~~ Year NZ cents
Basic EPS	1.41	0.86
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/~~full~~ year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full~~ year report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

SEE ATTACHED NOTE 9

Total revenue [consolidated total equal to Item 1(c) above]
Segment result
Unallocated expenses
Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
Segment assets
Unallocated assets
Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *Half/ ~~Full~~ Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	1,863	3,810	7,833
(b) Receivables	5,469	7,335	14,993
(c) Development property held for resale within current year	4,656	7,257	28,584
(d) Inventories	194	201	214
(e) Other			
(f) TOTAL CURRENT ASSETS	12,182	18,603	51,624
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties	109,226	114,729	113,038
(j) Property, plant and equipment	78,060	84,002	85,785
(k) Intangibles			
(l) Development property held for resale after current year		1,725	
(m) TOTAL NON-CURRENT ASSETS	187,286	200,456	198,823
(n) TOTAL ASSETS	199,468	219,059	250,447
11 CURRENT LIABILITIES:			
(a) Accounts payable	5,298	5,854	30,458
(b) Borrowings			
(c) Provisions	686	657	
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	5,984	6,511	30,458
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	49,965	64,582	80,195
(h) Provision for deferred taxation			
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	49,965	64,582	80,195
(k) TOTAL LIABILITIES	55,949	71,093	110,653
(l) NET ASSETS	143,519	147,966	139,794
12 SHAREHOLDERS' EQUITY			
(a) Share capital	162,931	162,931	162,931
(b) Reserves (i) Revaluation reserve	7,836	7,836	4,994
(ii) Other reserves	(2,919)	7,070	9,176
(c) Retained *~~surplus~~ (accumulated deficit)	(24,329)	(29,871)	(37,307)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	143,519	147,966	139,794
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	143,519	147,966	139,794

* Delete as required

STATEMENT OF CASH FLOWS FOR *HALF/~~FULL~~ YEAR

(See Note (IX) attached)

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	26,099	102,591
(b) Interest Received	78	411
(c) Dividends Received		
(d) Payments to Suppliers and Employees	(12,496)	(38,369)
(e) Interest Paid	(1,671)	(3,427)
(f) Income Taxes Paid		
(g) Other		
(h) NET OPERATING CASH FLOWS	12,010	61,206
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment		
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(3,367)	(1,177)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other		
(i) NET INVESTING CASH FLOWS	(3,367)	(1,177)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(10,337)	(54,877)
(d) Dividends paid		
(e) Other		
(f) NET FINANCING CASH FLOWS	(10,337)	(54,877)
16 NET INCREASE (DECREASE) IN CASH HELD	(1,694)	5,152
(a) Cash at beginning of *half year/~~full~~ year	3,810	2,703
(b) Exchange rate adjustments to Item 16(a) above	(253)	(22)
(c) CASH AT END OF *HALF YEAR/~~FULL~~ YEAR	1,863	7,833

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Cash on Hand and at Bank	1,599	2,615
Deposits at call	264	5,218
Bank Overdraft		
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	1,863	7,833

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	NIL
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/~~Full~~ Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *Half/~~Full~~ Year	Previous Corresponding *Half/~~Full~~ Year	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
			Equity Accounted	
---- NIL ----				
Other Material Interests			*Not Equity Accounted*	
---- NIL ----				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	NIL
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF/~~FULL~~ YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	
ORDINARY SHARES:	262,120,886	262,120,886	50.00
	131,060,106	131,060,106	10.00
	393,180,992	393,180,992	
Issued during current *half year/~~full~~ year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	
OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *half year/~~full~~ year	NIL	NIL	
DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** *If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.*

22 **ANNUAL MEETING**
(Location) (if full year report)

(a) To be held at N/A
(b) Date N/A Time
(c) Approximate date of availability of Annual Report N/A

If this *half year/~~full~~ year report was approved by resolution of the Board of Directors, please indicate date of meeting: 02 August 2002

(K. Arasaratnam) Group Company Secretary
(signed by) Authorised Officer of Listed Issuer

08 August 2002
(date)

* Delete as required

Kingsgate International Corporation Limited

Half Year ended 30 June 2002

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's
Segment Revenue	8,733	9,001	16,293	26,076	25,026	35,077
Segment Result - Operating	804	662	7,740	7,964	8,544	8,626
Corporate Expenses					(543)	(1,136)
Depreciation Expenses					(787)	(684)
Interest Expenses					(1,671)	(3,427)
Total Unallocated Expenses					(3,001)	(5,247)
Profit/(Loss) for the period before taxation					5,543	3,379
Segment Assets	80,522	89,475	118,946	160,972	199,468	250,447

(b) Geographic Segments

The Group operates primarily in Australia.

CHAIRMAN'S REVIEW

Kingsgate International Corporation Limited

FINANCIAL PERFORMANCE

The Directors of Kingsgate International Corporation Limited ("KIC") announce an unaudited operating profit after tax of $5,543,000 for the six months ended 30 June 2002. This represents a 64% increase on the equivalent period the previous year. Earnings per share was 1.41 cents (2001: 0.86 cents) and total operating revenue was $25,026,000, (2001: $35,077,000). Revenue included a $5,588,000 (2001: $15,610,000) contribution from the sale of residential apartments. Excluding the residential apartment sales, revenue from normal operations was up 2.4% during this six month period. Unfortunately, however, the increase was lost in exchange rate variances caused by the strengthening NZD against the AUD.

Shareholders' funds as at 30 June 2002 totalled $143,519,000, which was a 3% decrease from that as at 31 December 2001. The net tangible asset value as at 30 June 2002 was 36.5 cents per share (2001: 35.5 cents).

MILLENNIUM HOTEL SYDNEY

The Millennium Hotel Sydney recorded revenue of $8,733,000 during the first six months of the year, which was a 3.0% decrease over the same period the previous year. Room revenue had a slight decline of 1.0% whilst Food and Beverage revenues improved by 3.3% during the period. By implementing cost cutting measures, management was able to increase the Hotel's net operating profit by 22%.

The Hotel's average occupancy during the first six months of the year was 78%. This compares favourably with our immediate market competitors who averaged 76%. Although occupancy was down on last year (82%), the Hotel was able to increase its revenue stream by increasing its Average Room Rate by 5%. This once again compares very favourably with our immediate market competitors who averaged a 7% fall in their Average Room Rates, due mainly to the intense competition in the Sydney hotel market. During June, the World Cup Soccer finals in Japan and Korea had a negative impact on the number of inbound international visitors to Sydney, especially from our core Asian markets.

Management is forecasting slightly higher occupancy and increased yields over the second half of the year.

KINGSGATE SHOPPING CENTRE

The Kingsgate Shopping Centre located at the Hotel continued its improved performance during the period under review. Total revenue for the first six months of this year was 4% higher than in the previous year, partly due to additional income from the Coca Cola signage. Shopping centre expenses were reduced by 15% over the same period, resulting in a net profit increase of 11% on last year's result. Average occupancy at the centre was down slightly from 81% at June 2001 to 78% at June 2002.

BIRKENHEAD POINT SHOPPING CENTRE

For the six months ended 30 June 2002, the Birkenhead Point Shopping Centre reported a satisfying 10% increase in gross revenue compared to last year. Occupancy in retail space averaged 98% (2001: 96%) and the average rental rate per square metre increased by 6% over the previous year. Demand for office space at the Centre has slowed and options for conversion are being considered. Occupancy of available office space averaged 81% compared to 80% the prior year.

The Shopping Centre encountered some unavoidable expenses during the period under review. Major electrical and plumbing/water supply repairs contributed to increased repairs and maintenance costs (up 22%). Insurance premiums rose by 128% compared to the prior period. This was an unfortunate consequence of the September 11 tragedy. However, due to cost reductions in other areas, the shopping centre was still able to achieve a 7% increase in net operating profit compared to the same period last year, and continues to be a major contributor to group operating profits.

BIRKENHEAD POINT MARINA

Casual berthing revenue earned during the summer months was the main contributor to increased marina revenues, which were up 4% for the period under review. Marina expenses were reduced by 5% during the same period, netting an excellent operating profit increase of 17% for the six months ended 30 June 2002.

Refurbishment of the marina commenced in April 2002 and is progressing satisfactorily. Completion is expected by the end of August 2002. During construction, availability of berths has understandably been reduced. However, we have been able to maintain our core revenue stream by manoeuvring the vessels and by staging of the works process. When

completed, operating expenses will naturally decrease and it is expected that the new marina will attract increased berthing fees in line with the high market demand for berthing in the Sydney Harbour area.

BIRKENHEAD QUAYS PROJECT

With the exception of two apartments, all other units in the Stage II development of Birkenhead Quays have now been sold. Building approval was received from Council for the construction of a further 24 units in Stage III. However, the board has since resolved to sell this piece of land (together with the approved plans). The sale to another developer has taken place with an exchange of contracts on 29 July 2002 and settlement requirements to be fulfilled once the land subdivision is completed.

OUTLOOK

The outlook for the second half of the year is challenging.

The inability to sustain growth in the Sydney Hotel sector is now being addressed by the board, which is looking at options to convert part of the Hotel property into residential apartments. Various conceptual plans have been drawn, for the Millennium Hotel Tower as the company considers its options. The Kingsgate Shopping Centre and associated carpark will continue to be operated by the company.

Our retail business faces many challenges in the second half with a few of our major tenants vacating in June and July. Management is negotiating fresh leases, which could result in some major retailing brands coming to Birkenhead Point Shopping Centre. The launch of our new TV marketing campaign from August through December should also strengthen the Shopping Centres image among Sydney consumers.

By the year end, we expect to finalise the sale of the remaining two unsold apartments in Stage II of the Birkenhead Quays project, and the sale of the land that was allocated for Stage III.

Barring unforeseen circumstances, the Directors anticipate a satisfactory second half year result.

J Wilson
Chairman
08 August 2002

Any inquiries please contact: Tsang Jat Meng, Managing Director
Kingsgate International Corporation Limited
Ph (021) 882 663
Fax (09) 309 3244
Email: tsang.jm@mcqhotels.co.nz